Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

Morgan Stanley Private Markets and Alternatives Fund-Balanced

(for Clients of Morgan Stanley Smith Barney LLC)

If You Do Not Want to Sell Your Shares at This Time,
Please Disregard This Notice.
This Is Solely A Notification of the Fund’s Tender Offer.

August 14, 2026

Dear Morgan Stanley Private Markets and Alternatives Fund-Balanced Shareholder:

We are writing to inform you of important dates relating to a tender offer by Morgan Stanley Private Markets and Alternatives Fund-Balanced (the “Fund”). If you are not interested in tendering any of your shares in the Fund (“Shares”) for purchase by the Fund at this time, please disregard this notice and take no action.

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts*

U.S. federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Shareholders. Please plan accordingly.

The tender offer period will begin on August 14, 2026. Tenders of Shares must be submitted no later than September 14, 2026. Tenders of Shares may be withdrawn until 4:00pm, Eastern time, on September 14, 2026. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please reach out to your Financial Advisor/Private Wealth Advisor to complete the electronic form of the Letter of Transmittal by no later than September 14, 2026. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

*	iCapital Fund Advisors LLC does not render advice on tax and tax accounting matters to clients. This material was not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

A-1

All tenders of Shares must be received by your Financial Advisor/Private Wealth Advisor in good order no later than September 14, 2026.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at 877-562-1686, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

Sincerely,

Morgan Stanley Private Markets and Alternatives Fund-Balanced

A-2